Filed Pursuant to Rule 253(g)(2)

File No. 024-10686

CNOTE GROUP, INC.

SUPPLEMENT NO. 1 DATED JANUARY 1, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of CNOTE GROUP, INC. (the “Company”, “we”, “our” or “us”), dated August 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 29, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Change in interest rate paid on CNote Notes.

Change in Interest Rate

Effective as of the date of this Supplement No. 1, the interest rate paid on CNote Notes will be 2.75% per annum, compounded monthly, fixed for the duration of the notes. Except as set forth herein, the Company’s offering of CNote Notes, as described in the Offering Circular, as supplemented by the Company’s public reports filed with the Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.